Supplemental Material for Financial Results for FY2012 First Quarter (Consolidated)

< U.S. GAAP >

	FY2011															FY2012			FY2012	Forecast
	1Q (2010/4-6)			2Q (2010/7-9)			3Q (2010/10-12)			4Q (2011/1-3)			12 months (’10/4-’11/3)			1Q (2011/4-6)			First Half 6 months (2011/4-9)	12 months (’11/4-’12/3)
Vehicle Production (thousands of units)		1,793			1,853			1,803			1,720			7,169			1,189		—		—
(Japan) - including Daihatsu & Hino		970			1,024			924			803			3,721			556
[Daihatsu]	[	165	]	[	167	]	[	154	]	[	133	]	[	619	]	[	122	]
[Hino]	[	24	]	[	26	]	[	26	]	[	23	]	[	99	]	[	23	]
(Overseas) - including Daihatsu & Hino		823			829			879			917			3,448			633
[Daihatsu]	[	40	]	[	37	]	[	48	]	[	45	]	[	170	]	[	42	]
[Hino]	[	2	]	[	3	]	[	2	]	[	2	]	[	9	]	[	1	]
North America		343			327			323			345			1,338			188
Europe		83			82			100			107			372			75
Asia		299			326			353			366			1,344			280
Central and South America		39			37			39			32			148			36
Oceania		31			30			27			25			113			21
Africa		28			27			37			42			133			33
Vehicle Sales (thousands of units)		1,820			1,895			1,802			1,791			7,308			1,221		3,020		7,600
(Japan) - including Daihatsu & Hino		500			586			403			425			1,913			292		—		1,980
[Daihatsu]	[	137	]	[	153	]	[	110	]	[	128	]	[	528	]	[	107	]		[	550	]
[Hino]	[	6	]	[	7	]	[	8	]	[	8	]	[	29	]	[	5	]		[	40	]
(Overseas) - including Daihatsu & Hino		1,320			1,309			1,399			1,366			5,395			929				5,620
[Daihatsu]	[	44	]	[	39	]	[	45	]	[	42	]	[	170	]	[	40	]		[	180	]
[Hino]	[	19	]	[	20	]	[	19	]	[	20	]	[	79	]	[	16	]		[	90	]
North America		526			515			507			483			2,031			276				1,930
Europe		187			181			208			220			796			174				830
Asia		285			289			335			345			1,255			259				1,460
Central and South America		69			75			76			60			281			52				300
Oceania		62			54			70			61			248			34				240
Africa		49			46			57			58			209			40				250
Middle East		140			148			145			137			569			91				610
Other		2			1			1			2			6			3				—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]		2,072			2,166			2,086			2,099			8,423			1,616		—		—
Housing Sales (units)		866			1,333			1,356			1,602			5,157			879		—		5,400

Supplemental 1

Supplemental Material for Financial Results for FY2012 First Quarter (Consolidated)

< U.S. GAAP >

	FY2011					FY2012		FY2012	Forecast
	1Q (2010/4-6)	2Q (2010/7-9)	3Q (2010/10-12)	4Q (2011/1-3)	12 months (’10/4-’11/3)	1Q (2011/4-6)		First Half 6 months (2011/4-9)	12 months (’11/4-’12/3)
Foreign Exchange Rates
Yen to US Dollar Rate	92	86	83	82	86	82		—	as premise: 80
Yen to Euro Rate	117	111	112	113	113	117			as premise: 116
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	50.1	46.1	48.9	44.6	47.3	37.7		—	approximately: 47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	45.2	43.3	44.6	41.9	43.7	37.1			—
Number of Employees	319,910	318,001	317,734	317,716	317,716	322,046	(Note 1)	—	—
Net Revenues (billions of yen)	4,871.8	4,806.7	4,673.1	4,642.0	18,993.6	3,441.0		8,100.0	19,000.0
Geographic Information
Japan	2,806.6	2,919.6	2,686.1	2,573.9	10,986.2	1,784.5		—	—
North America	1,483.6	1,337.6	1,333.3	1,274.5	5,429.1	853.5
Europe	459.8	465.3	524.2	532.1	1,981.4	459.9
Asia	834.9	794.2	835.1	910.5	3,374.6	700.0
Other	453.7	408.0	489.7	457.7	1,809.1	368.8
Elimination	-1,166.8	-1,118.0	-1,195.3	-1,106.7	-4,586.8	-725.7
Business Segment
Automotive	4,467.8	4,395.8	4,255.1	4,218.5	17,337.3	3,060.8		—	—
Financial Services	307.6	296.3	297.5	290.8	1,192.2	285.8
All Other	212.9	233.5	238.0	287.8	972.2	190.5
Elimination	-116.5	-118.9	-117.5	-155.1	-508.1	-96.1
Operating Income (billions of yen)	211.6	111.5	99.0	46.1	468.2	-108.0		-40.0	450.0
(Operating Income Ratio) (%)	(4.3)	(2.3)	(2.1)	(1.0)	(2.5)	( -3.1)		( -0.5)	(2.4)
Geographic Information
Japan	-27.5	-24.5	-122.4	-188.0	-362.4	-206.6		—	—
North America	109.7	36.1	105.2	88.4	339.5	28.9
Europe	-6.8	-2.1	2.2	19.8	13.1	-7.5
Asia	90.2	74.0	68.6	80.2	313.0	60.1
Other	41.0	31.9	44.3	42.9	160.1	21.0
Elimination	5.0	-3.9	1.1	2.8	4.9	-3.9
Business Segment
Automotive	96.7	33.0	-27.5	-16.2	86.0	-202.5		—	—
Financial Services	115.1	68.6	116.4	58.1	358.2	94.6
All Other	4.0	10.7	13.4	7.1	35.2	-2.0
Elimination	-4.2	-0.8	-3.3	-2.9	-11.2	1.9
Income before Income Taxes (billions of yen)	263.0	129.1	129.6	41.5	563.2	-80.5		0.0	500.0
(Income before Income Taxes Ratio) (%)	(5.4)	(2.7)	(2.8)	(0.9)	(3.0)	( -2.3)		(0.0)	(2.6)
Equity in Earnings of Affiliated Companies (billions of yen)	70.0	63.8	46.9	34.3	215.0	40.2		—	—
Net Income (billions of yen)	190.4	98.7	93.6	25.4	408.1	1.1		70.0	390.0	(Note 2)
(Net Income Ratio) (%)	(3.9)	(2.1)	(2.0)	(0.5)	(2.1)	(0.0)		(0.9)	(2.1)
Shareholder Return
Cash Dividends (billions of yen)	—	62.7	—	94.1	156.8	—	(Note 3)	—	—
Cash Dividends per Share (yen)	—	20	—	30	50	—
Payout Ratio (%)	—	21.7	—	79.1	38.4	—
Value of Shares Repurchased (billions of yen)	—	—	—	—	—	—
Number of Shares Canceled (thousands)	—	—	—	—	—	—
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997		—	—

Supplemental 2

Supplemental Material for Financial Results for FY2012 First Quarter (Consolidated)

< U.S. GAAP >

	FY2011					FY2012		FY2012	Forecast
	1Q (2010/4-6)	2Q (2010/7-9)	3Q (2010/10-12)	4Q (2011/1-3)	12 months (’10/4-’11/3)	1Q (2011/4-6)		First Half 6 months (2011/4-9)	12 months (’11/4-’12/3)
R&D Expenses (billions of yen)	182.9	187.6	179.1	180.7	730.3	186.5		380.0	760.0
Depreciation Expenses (billions of yen)	197.5	202.0	204.8	208.0	812.3	168.9		370.0	760.0	(Note 4)
Geographic Information
Japan	115.1	127.9	131.1	133.2	507.3	98.9		—	480.0
North America	41.5	35.5	34.3	34.4	145.7	35.1			135.0
Europe	16.6	15.4	15.6	15.5	63.1	13.4			55.0
Asia	15.2	14.6	15.8	15.2	60.8	12.8			55.0
Other	9.1	8.6	8.0	9.7	35.4	8.7			35.0
Capital Expenditures (billions of yen)	92.6	147.0	138.7	263.9	642.3	116.4		310.0	720.0	(Note 4)
Geographic Information
Japan	44.5	89.4	62.5	143.2	339.6	54.3		—	390.0
North America	20.7	25.2	31.5	65.2	142.6	18.3			100.0
Europe	4.9	3.2	4.5	19.4	32.0	4.4			30.0
Asia	15.4	19.9	27.8	14.7	77.8	25.0			120.0
Other	7.1	9.3	12.4	21.4	50.3	14.4			80.0
Total Liquid Assets (billions of yen)	5,044.6	5,104.3	4,976.5	4,943.4	4,943.4	4,779.6	(Note 5)	—	—
Total Assets (billions of yen)	29,781.5	29,437.7	29,234.3	29,818.1	29,818.1	29,284.8		—	—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	10,186.0	10,223.4	10,229.9	10,332.3	10,332.3	10,241.0
Return on Equity (%)	7.4	3.9	3.7	1.0	3.9	0.0	(Note 2)	—	—
Return on Asset (%)	2.5	1.3	1.3	0.3	1.4	0.0	(Note 2)
Number of Consolidated Subsidiaries	—	—	—	—	511	—		—	—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	56	—

Analysis of Consolidated Net Income for FY2012 (billions of yen, approximately)	(Note 2)	1Q (2011/4-6)
Effects of Marketing Activities		-280.0
Effects of Changes in Exchange Rates		-50.0
Cost Reduction Efforts		20.0
From Engineering		15.0
From Manufacturing and Logistics		5.0
Decreases in Expenses, etc.		10.0
Other		-19.6
(Changes in Operating Income)		-319.6
Non-operating Income		-23.9
Equity in Earnings of Affiliated Companies		-29.8
Income Taxes, Net Income Attributable to the Noncontrolling Interest		184.0
(Changes in Net Income)	(Note 2)	-189.3

Supplemental 3